Exhibit (a)(5)(Q)

MEMORANDUM OF UNDERSTANDING

WHEREAS, the parties to the action in the Court of Chancery of the State of Delaware (the “Delaware Court”) styled In re Adolor Corporation Shareholders Litig., Consol. C.A. No. 6997-VCN (the “Consolidated Delaware Action”) have reached an agreement-in-principle providing for the settlement of the Consolidated Delaware Action on the terms and subject to the conditions set forth below;

WHEREAS, the parties to the actions in the Pennsylvania Court of Common Pleas, Chester County (the “Pennsylvania State Court”) styled (i) Moskal v. Adolor Corporation, et al., Docket No. 11-11717 (the “Moskal Action”), (ii) Pearson v. Adolor Corporation, et al., Docket No. 11-11978 (the “Pearson Action”), and (iii) Macintyre v. Adolor Corporation, et al., Docket No. 11-12108 (the “Macintyre Action” and together with the Moskal Action and the Pearson Action, the “Pennsylvania State Court Actions”) have reached an agreement-in-principle providing for the settlement of the Pennsylvania State Court Actions on the terms and subject to the conditions set forth below;

WHEREAS, the parties to the action in the United States District Court for the Eastern District of Pennsylvania (the “Pennsylvania Federal Court”) styled Cassell v. Adolor Corporation, et al., No. 11-cv-7045 (the “Cassell Action,” and together with the Consolidated Delaware Action and the Pennsylvania State Court Actions, the “Actions”) have reached an agreement-in-principle providing for the settlement of the Cassell Action on the terms and subject to the conditions set forth below;

WHEREAS, on October 24, 2011, Adolor Corporation (“Adolor” or the “Company”) executed an Agreement and Plan of Merger (the “Merger Agreement”) with FRD Acquisition Corporation (“Purchaser”) and Cubist Pharmaceuticals, Inc. (“Parent”) pursuant to which Parent would launch a tender offer to purchase shares of Adolor stock in exchange for (i) the payment in cash of $4.25 per share and (ii) one Contingent Payment Right (“CPR”) worth up to $4.50 per share of Adolor stock and Purchaser would be merged with and into Adolor following the tender offer (the “Proposed Transaction”).  A copy of the Merger Agreement was filed with the United States Securities and Exchange Commission (the “SEC”) that same day;

WHEREAS, on October 25, 2011, Stanley L. Moskal commenced the Moskal Action in the Pennsylvania State Court against Adolor, Adolor’s directors, Purchaser and Parent, on behalf of himself and all of Adolor’s public stockholders, alleging, among other things, that the individual defendants named in the Moskal Action had breached their fiduciary duties in connection with the Proposed Transaction and that Adolor and Parent had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, on October 28, 2011, Cari Machado commenced a class action in the Delaware Court against Adolor, Adolor’s directors, Purchaser and Parent, on behalf of herself and all of Adolor’s public stockholders, styled Cari Machado v. Michael R. Dougherty, et al., C.A. No. 6997-VCN (the “Machado Action”), alleging, among other things, that the individual defendants named in the Machado Action had breached their fiduciary duties in connection with the Proposed Transaction and that Adolor, Purchaser and Parent had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, on October 31, 2011, William Pearson II commenced the Pearson Action in the Pennsylvania State Court against Adolor, Adolor’s directors, Purchaser and Parent, on behalf of himself and all of Adolor’s public stockholders, alleging, among other things, that the individual defendants named in the Pearson Action had breached their fiduciary duties in connection with the Proposed Transaction and that Purchaser and Parent had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, Plaintiff Pearson is seeking the dismissal of the Pearson Action in the Pennsylvania State Court (which requires Court approval) and is not a party to this Memorandum of Understanding (“MOU”);

WHEREAS, on November 1, 2011, Thomas Fellman commenced a class action in the Delaware Court against Adolor, Adolor’s directors, Purchaser and Parent, on behalf of himself and all of Adolor’s public stockholders, styled Thomas Fellman v. Adolor Corporation, et al., C.A. No. 7002-VCN (the “Fellman Action”), alleging, among other things, that the individual defendants named in the Fellman Action had breached their fiduciary duties in connection with the Proposed Transaction and that Adolor, Purchaser, and Parent had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, on November 3, 2011, Larry Macintyre commenced the Macintyre Action in the Pennsylvania State Court against Adolor, Adolor’s directors, Purchaser and Parent, on behalf of himself and all of Adolor’s public stockholders, alleging, among other things, that the individual defendants named in the Macintyre Action had breached their fiduciary duties in connection with the Proposed Transaction and that Adolor, Parent, and Purchaser had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, on November 4, 2011, James Currell commenced a class action in the Delaware Court against Adolor, Adolor’s directors, Purchaser and Parent, on behalf of himself and all of Adolor’s public stockholders, styled James Currell v. Adolor Corporation, et al., C.A. No. 7015-VCN (the “Currell Action”), alleging, among other things, that the individual defendants named in the Currell Action had breached their fiduciary duties in connection with the Proposed Transaction and that Purchaser and Parent had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, on November 7, 2011, Adolor filed a Schedule 14D-9  (together with any exhibits or amendments thereto, the “Schedule 14D-9”) with the SEC in which the Adolor Board of Directors stated, inter alia, that its members had unanimously determined that the Proposed Transaction is advisable and in the best interests of Adolor’s stockholders and recommended, on behalf of Adolor, that Adolor’s stockholders tender their shares to Purchaser pursuant to the Proposed Transaction and, if required by Delaware law, vote to adopt the Merger Agreement;

WHEREAS, on November 7, 2011, Parent filed a Schedule TO (together with any exhibits or amendments thereto, the “Schedule TO”) with the SEC to initiate the tender offer contemplated by the Proposed Transaction;

WHEREAS, on November 9, 2011, Stanley L. Moskal filed in the Moskal Action (i) an amended complaint in the Moskal Action which, among other things, repeated the allegations in the initial complaint in the Moskal Action and added allegations that the individual defendants named in the Moskal Action violated their fiduciary duties by filing a Schedule 14D-9 that omitted material information; and (ii) an Emergency Motion for Expedited Discovery, Expedited Proceedings, and a Briefing Schedule on Plaintiff’s Motion for a Preliminary Injunction;

WHEREAS, on November 10, 2011, Jessica Raymond commenced a class action in the Delaware Court against Adolor, Adolor’s directors, Purchaser and Parent, on behalf of herself and all of Adolor’s public stockholders, styled Jessica Raymond v. David Madden, et al., C.A. No. 7029-VCN (the “Raymond Action”), alleging, among other things, that the individual defendants named in the Raymond Action had breached their fiduciary duties in connection with the Proposed Transaction and that Purchaser and Parent had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, on November 10, 2011, William Cassell commenced the Cassell Action in the Pennsylvania Federal Court against Adolor, Adolor’s directors, Purchaser and Parent, on behalf of himself and all of Adolor’s public stockholders, alleging, among other things, that the individual defendants named in the Cassell Action had (i) violated Section 14(e) of the Securities and Exchange Act of 1934 and (ii) breached their fiduciary duties in connection with the Proposed Transaction; and that Purchaser and Parent had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, on November 11, 2011, Thomas Fellman filed an amended complaint in the Fellman Action which, among other things, repeated the allegations in the initial complaint in the Fellman Action and added allegations that the individual defendants named in the Fellman Action violated their fiduciary duties by filing a Schedule 14D-9 that omitted material information;

WHEREAS, on November 14, 2011, certain defendants to the Pennsylvania State Court Actions filed (i) a Motion to dismiss or stay the Pennsylvania State Court Actions in favor of the actions pending before the Delaware Court, (ii) a Motion to consolidate the Pennsylvania State Court Actions, and (iii) an Opposition to the Motion for Expedited Discovery, Expedited Proceedings, and a Briefing Schedule on Plaintiff’s Motion for a Preliminary Injunction in the Moskal Action;

WHEREAS, on November 14, 2011, Thomas Fellman filed a Motion for Expedited Proceedings and a Motion for Preliminary Injunction in the Fellman Action seeking to enjoin consummation of the Proposed Transaction;

WHEREAS, on November 15, 2011, William Cassell filed an Emergency Motion for Expedited Discovery, Expedited Proceedings, and a Briefing Schedule on Plaintiffs’ Motion for a Preliminary Injunction in the Cassell Action seeking to expedite discovery and other proceedings in the Cassell Action;

WHEREAS, on November 16, 2011, the Delaware Court entered an order (i) consolidating the Machado Action, the Fellman Action, the Currell Action and the Raymond Action to form the Delaware Consolidated Action, (ii) appointing Rigrodsky & Long, P.A. (“Rigrodsky & Long”) as Chair of the Plaintiffs’ Executive Committee, and (iii) authorizing Rigrodsky & Long to coordinate the prosecution of all aspects of the Delaware Consolidated Action, including the negotiation of a settlement, subject to approval of the plaintiffs in the Delaware Consolidated Action and the Delaware Court;

WHEREAS, on November 16, 2011, certain defendants to the Pennsylvania State Court Actions filed in the Moskal Action (i) a Motion to Stay the Pennsylvania State Court Actions in favor of the actions pending before the Delaware Court, (ii) an Opposition to a Motion for Expedited Discovery and Proceedings;

WHEREAS, on November 16, 2011, Stanley L. Moskal filed (i) a Motion for Preliminary Injunction; and (ii) an opposition to Defendants’ motions to stay and/or dismiss the Pennsylvania State Court Actions;

WHEREAS, on November 17, 2011, certain defendants in the Consolidated Delaware Action filed an opposition to a Motion for Expedited Proceedings;

WHEREAS, on November 18, 2011, defendants in the Actions (“Defendants”) produced to Plaintiffs several hundred pages of documents, including Adolor board meeting minutes and documents prepared by Adolor’s financial advisor, Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”), in the Actions as part of the negotiation of a potential resolution of the claims asserted in the Actions (the “Initial Discovery”);

WHEREAS, counsel for Defendants (“Defendants’ Counsel”) and counsel for Plaintiffs (“Plaintiffs’ Counsel”) engaged in arms’ length discussions and negotiations regarding a potential resolution of the claims asserted in the Actions;

WHEREAS, in connection with settlement discussions and negotiations, counsel for the parties hereto (the “Parties”) have not discussed the amount or appropriateness of any potential application by Plaintiffs’ Counsel for attorneys’ fees;

WHEREAS, Plaintiffs have retained and consulted with a financial advisor in connection with the prosecution of their claims and the negotiation with counsel for Defendants;

WHEREAS, Defendants acknowledge that they considered the disclosure and other claims raised by Plaintiffs in the Actions in determining to make the Supplemental Disclosures (defined below) as provided in Paragraph 1 of this MOU, in exchange for Plaintiffs’ agreement-in-principle to settle the Actions, and that the claims asserted by Plaintiffs in the Actions, the efforts of Plaintiffs’ Counsel in prosecuting the Actions and the negotiations with Plaintiffs’ Counsel in the Actions were the sole cause of the dissemination of the Supplemental Disclosures;

WHEREAS, Defendants have denied, and continue to deny all allegations of wrongdoing, fault, liability or damage to Plaintiffs or the Class (defined below); deny that they breached any fiduciary duties or aided and abetted any such breaches, or engaged in any wrongdoing or violation of law; deny that the Schedule 14D-9 or the Schedule TO are in any way misleading or omit material information; deny that they acted improperly in any way; believe that they acted properly at all times; believe the Actions have no merit; believe that the Schedule 14D-9 accurately discloses all material information in connection with the Proposed Transaction; and maintain that they have committed no disclosure violations or any other breach of duty whatsoever in connection with the Proposed Transaction or any public disclosures, but wish to settle for the reasons set forth herein;

WHEREAS, the entry by Plaintiffs into this MOU is not an admission as to the lack of any merit of any claims asserted in the Actions;

WHEREAS, the Parties recognize the time and expense that would be incurred by further litigation and the uncertainties inherent in such litigation;

WHEREAS, the Parties have reached an agreement-in-principle set forth in this MOU providing for settlement of the Actions on the terms and conditions set forth below, which would include but not be limited to a release of all claims which were or could have been asserted in the Actions; and

WHEREAS, Plaintiffs and Plaintiffs’ Counsel have concluded that the terms contained in this MOU are fair and adequate to Adolor, its stockholders, and members of the Class, and the Parties believe that it is reasonable to pursue the settlement of the Actions based upon the procedures and terms outlined herein and the benefits and protections offered hereby, and the Parties wish to document their agreement in this MOU.

NOW THEREFORE, the Parties have reached the following agreement-in-principle which, when reduced to a settlement agreement (the “Settlement Agreement”), is intended to be a full and final resolution of the Released Claims (defined below) (the “Settlement”).  The Parties and their respective counsel agree to cooperate fully and to use their best efforts to effectuate the Settlement, which through the Settlement Agreement shall provide for and encompass the following and other terms:

1.              Supplemental Disclosures.  Adolor will make additional disclosures identified in the document attached hereto as Exhibit A in an amendment to the Schedule 14D-9 to be filed with the SEC no later than Tuesday, November 29, 2011.  Defendants agree, and the Settlement Agreement will reflect, that the pendency of the Actions and the efforts of Plaintiffs’ Counsel in the Actions were the sole cause of the dissemination of the additional disclosures identified in yellow highlighting in Exhibit A (the “Supplemental Disclosures”).

2.              Certification of Class.  The Settlement Agreement shall provide for the conditional certification in the Consolidated Delaware Action, for settlement purposes only, of a non-opt-out class pursuant to Court of Chancery Rules 23(a), 23(b)(1) and 23(b)(2) that includes any person or entity who was a record holder or beneficial owner of Adolor common stock at any time between and including March 30, 2011 and the closing of the Proposed Transaction (regardless of the date of purchase or sale of Adolor common stock), their respective successors-in-interest, successors, predecessors-in-interest, predecessors, agents, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, but excluding the specifically named Defendants and any person, firm, trust, corporation or other entity affiliated with any Defendant (the “Class”).

3.              Representations of the Parties and Counsel.  Defendants deny and continue to deny that they have breached any fiduciary duties, aided or abetted in any such alleged breaches, or otherwise engaged in any unlawful or wrongful acts alleged in any of the Actions, and maintain that they diligently and scrupulously complied with their fiduciary duties, and Defendants are entering into this MOU solely because the proposed settlement will eliminate the burden of litigation.  Plaintiffs and Plaintiffs’ Counsel believe that Defendants have and would continue to assert significant legal and factual defenses to Plaintiffs’ claims made in the Actions, and as a result, that the terms of this MOU and the terms of the Proposed Transaction are fair, reasonable, adequate, and in the best interest of all members of the Class.  Plaintiffs’ Counsel further represent that none of Plaintiffs’ claims or causes of action referred to in this MOU have been assigned, encumbered, or otherwise transferred.  Cari Machado, Thomas Fellman, James Currell and Jessica Raymond (collectively, “Lead Plaintiffs”), as well as Stanley L. Moskal, Larry Mcintyre and William Cassell, each respectively represent and warrant that they have been a stockholder in Adolor throughout the period referenced in Paragraph 2 and that they have not assigned, encumbered, or in any manner transferred in whole or in part the claims each alleged in the Actions.  Each of the undersigned attorneys affirms that he or she has been duly empowered and authorized to enter into this MOU.

4.              No Reliance.  The parties intend the Settlement to be a final and complete resolution of all disputes asserted or which could have been asserted by Plaintiffs and the Class against the Released Parties with respect to the Released Claims. The parties agree that the terms of this MOU were negotiated at arm’s-length and in good faith by the parties, and reflect a settlement that was reached voluntarily after consultation with legal counsel.  Plaintiffs, on behalf of the Class, confirm and agree that, in arriving at their decision to enter into this MOU contemplating the release of the Released Claims, they have not relied upon any representations, warranties or statements of any nature whatsoever, whether written or oral, made or provided by any Released Parties except as expressly identified herein.

5.              Modifications to Proposed Transaction.  Plaintiffs acknowledge and agree that Purchaser, Parent and/or Adolor may make amendments or modifications to the Proposed Transaction prior to the effective date of the Proposed Transaction to facilitate the consummation of the Proposed Transaction.  Plaintiffs agree that they will not challenge or object to any such amendments or modifications so long as they are not inconsistent with the material terms of the Settlement set forth in this MOU or Defendants’ fiduciary duties.

6.              Confirmatory Discovery.  Plaintiffs’ Counsel reserve the right to conduct such reasonable additional discovery (“Confirmatory Discovery”) as they deem appropriate and necessary and as agreed to by the Parties to confirm the fairness, adequacy and reasonableness of the terms of this Settlement.  The Parties will attempt in good faith and use their best efforts to complete Confirmatory Discovery prior to the closing of the tender offer contemplated by the Proposed Transaction, or such other time as the Parties may agree.  The Settlement contemplated herein is contingent on the satisfactory completion of Confirmatory Discovery by Plaintiffs’ Counsel.

7.              Stay Pending Court Approval.  Pending negotiation, execution, and Final Approval (defined below) of the Settlement Agreement and Settlement by the Delaware Court, Plaintiffs agree to stay the proceedings in each of the Actions (other than Confirmatory Discovery) and to stay and not to initiate any other proceedings other than those incident to the Settlement itself and, if necessary, request and stipulate that the Delaware Court, the Pennsylvania State Court or the Pennsylvania Federal Court (as appropriate) enter an order staying the Actions pending before them.  The Parties’ respective deadlines to respond to any filed or served pleadings or discovery requests are extended indefinitely.  The Parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the Parties to this MOU which challenges the Settlement, the Proposed Transaction, including any transactions contemplated thereby, or otherwise involves, directly or indirectly, a Released Claim (defined below).

8.              Final Approval.  As used in this MOU, the term “Final Approval” of the Settlement means that the Delaware Court has entered a final order and judgment certifying the Class, approving the Settlement, dismissing the Consolidated Delaware Action with prejudice on the merits and with each party to bear its own costs (except those costs set forth in paragraphs 10 and 11 below) and providing for such release language as set forth in paragraph 9 below, and that such final order and judgment is final and no longer subject to further appeal or review, whether by affirmance on or exhaustion of any possible appeal or review, writ of certiorari, lapse of time or otherwise; provided, however, and notwithstanding any provision to the contrary in this MOU, Final Approval shall not include (and the Settlement is expressly not conditioned on) the approval of attorneys’ fees and the reimbursement of expenses to Plaintiffs’ Counsel as provided in paragraph 11 below, and any appeal related thereto.

9.              Dismissal With Prejudice, Waiver & General Release.  The Settlement Agreement shall expressly provide, among other things:

a)            for the full and complete discharge, dismissal with prejudice on the merits, settlement and release of, and a permanent injunction barring, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that Plaintiffs or any or all members of the Class ever had, now have, or may have, or otherwise could, can or might assert, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, against any of the Released Parties (defined below), whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule (including but not limited to any claims under federal securities laws or state disclosure law or any claims that could be asserted derivatively on behalf of Adolor), which, now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the Actions or the subject matter of the Actions in any court, tribunal, forum or proceeding, including, without limitation, any and all claims which are based upon, arise out of, relate in any way to, or involve, directly or indirectly, (i) the Proposed Transaction, (ii) any deliberations or negotiations in connection with the Proposed Transaction, including the process of deliberation or negotiation by each of Purchaser, Parent and/or Adolor and any of their respective officers, directors or advisors, (iii) the consideration received by Class members in connection with the Proposed Transaction, (iv) the Schedule 14D-9, the Schedule TO or any other disclosures, SEC filings, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the Proposed Transaction, including without limitation claims under any and all federal securities laws (including those within the exclusive jurisdiction of the federal courts), (v) investments in (including, but not limited to, purchases, sales, exercises of rights with respect to and decisions to hold) securities issued by any of Purchaser, Parent or Adolor or their respective affiliates which investments related directly or indirectly to the Proposed Transaction, (vi) the fiduciary obligations of the Released Parties (defined below) in connection with the Proposed Transaction, (vii) the fees, expenses or costs incurred in prosecuting, defending, or settling the Actions, (viii) any of the allegations in any complaint or amendment(s) thereto filed in the Actions; or (ix) any deliberations, negotiations, representations, omissions or other conduct leading to the execution of this MOU or the Settlement Agreement (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include (y) the right to enforce this MOU or the Settlement or (z) claims for statutory appraisal in connection with the Proposed Transaction by Adolor stockholders who properly perfect such appraisal claims and do not otherwise waive their appraisal rights;

b)            that “Released Parties” means, whether or not each or all of the following persons or entities were named, served with process or appeared in the Actions,  (i) Adolor, Parent, Purchaser, Michael R. Dougherty, David Madden, Armando Anido, Georges Gemayel, Paul Goddard, George V. Hager Jr., Guido Magni, Claude Nash and Donald Nickelson, (ii) any person or entity which is, was or will be related to or affiliated with any or all of them or in which any or all of them has, had or will have a controlling interest, and (iii) the respective past, present or future family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, agents, employees, fiduciaries, partners, partnerships, joint ventures, member firms, limited liability companies, corporations, parents, subsidiaries, divisions, affiliates, associated entities, stockholders, principals, officers, directors, managing directors, members, managers, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, advisors, consultants, bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, attorneys, representatives, accountants, insurers, co-insurers, reinsurers, and associates, of each and all of the foregoing;

c)             that “Unknown Claims” means any claim that Lead Plaintiffs or any member of the Class do not know or suspect exists in his, her or its favor at the time of the release of the Released Claims as against the Released Parties, including without limitation those which, if known, might have affected the decision to enter into the Settlement.  With respect to any of the Released Claims, the Parties stipulate and agree that upon Final Approval of the Settlement, Lead Plaintiffs shall expressly and each member of the Class shall be deemed to have, and by operation of the final order and judgment by the Delaware Court shall have, expressly waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of Lead Plaintiffs, and by operation of law the members of the Class, to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts.  Lead Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of “Released Claims” was separately bargained for and was a material element of the Settlement and was relied upon by each and all of Defendants in entering into the Settlement Agreement;

d)            that Defendants release all claims against Plaintiffs, members of the Class, and their counsel arising out of or relating to the institution, prosecution, and resolution of the Actions (the “Release of Plaintiffs”); provided, however, that the Release of Plaintiffs shall not include the right to enforce the confidentiality stipulation agreed upon by the Parties, this MOU or the Settlement Agreement;

e)             that all Defendants have vigorously denied, and continue to vigorously deny, any breaches of fiduciary duty, aiding and abetting of such breaches, or any other wrongdoing or liability with respect to all claims asserted in any of the Actions, including that they have committed any violations of law, that they have acted improperly in any way, that they have any liability or owe any damages of any kind to Lead Plaintiffs and the Class, and that any additional disclosures (including the additional disclosures made in the Supplemental Disclosures) are required under any applicable rule, regulation, statute, or law, but are entering into this MOU and will execute the Settlement Agreement solely because they consider it desirable that the Actions be settled and dismissed with prejudice in order to, among other things, (i) eliminate the burden, inconvenience, expense, risk and distraction of further litigation, (ii) finally put to rest and terminate all the claims which were or could have been asserted against Defendants in the Actions, and (iii) thereby permit the Proposed Transaction to proceed without risk of injunctive or other relief;

f)             that all Defendants shall have the right to withdraw from the Settlement in the event that (i) any court enjoins or otherwise precludes the Proposed Transaction, or (ii) any claim related to the subject matter of the Actions, the Proposed Transaction, or the Released Claims is commenced or prosecuted against any of the Released Parties in any court prior to Final Approval of the Settlement, and (following a motion by any Defendant) any such claim is not dismissed with prejudice or stayed in contemplation of dismissal with prejudice following Final Approval.  In the event that any such claim is commenced or prosecuted against any of the Released Parties, the Parties shall cooperate and use best efforts to secure the dismissal with prejudice (or a stay in contemplation of dismissal with prejudice, following Final Approval of the Settlement) thereof;

g)             for entry of a final and binding judgment dismissing the Consolidated Delaware Action with prejudice (whether voluntary or involuntary) and, except as set forth in paragraphs 8 and 9 herein, without costs to any Party;

h)            for dismissal with prejudice of the Pennsylvania State Court Actions and the Cassell Action;

i)              that the Settlement and the payment of any attorneys’ fees awarded by the Delaware Court pursuant to the Settlement is expressly conditioned upon the Proposed Transaction becoming effective under Delaware law; and

j)             that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any plaintiff class in future proceedings.

10.       Notice.  Adolor or its successor(s) in interest shall be responsible for providing notice of the Settlement by mail to the members of the Class and Adolor or its successor(s) in interest shall pay all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class.

11.       Plaintiffs’ Counsel Fees.  Plaintiffs and Plaintiffs’ Counsel intend to petition the Delaware Court for an award of fees and expenses in connection with the Actions (the “Fee Application”).  Defendants reserve all rights with respect to the Fee Application.  If the Parties are unable to reach agreement regarding a reasonable award of fees and reimbursement of reasonable expenses, the Parties intend to, and do, reserve all arguments in connection with the Fee Application.  The Fee Application shall be Plaintiffs’ and/or Plaintiffs’ Counsel’s sole application for an award of fees or expenses in connection with any litigation concerning the Proposed Transaction.  Final resolution by the Delaware Court of the Fee Application shall not be a precondition to the dismissal of the Consolidated Delaware Action in accordance with the Settlement Agreement, and the Settlement Agreement shall provide that the Fee Application may be considered separately from the proposed Settlement.  The failure of the Court to approve the Fee Application in whole or in part shall have no effect on the Settlement.  The Parties acknowledge and agree that Adolor or its successor(s) in interest shall pay, or cause to be paid on behalf of the Adolor directors and the Company, any fees and expenses awarded by the Delaware Court to Plaintiffs’ Counsel in a manner and on a schedule detailed in the Settlement Agreement or ordered by the Court.  Notwithstanding any other provision of this MOU, no fees or expenses shall be due or payable to Plaintiffs’ Counsel pursuant to the Settlement in the absence of consummation of the Proposed Transaction and Final Approval of a final order and judgment entered by the Delaware Court which contains a release of the Released Claims.  Any such payment shall be made subject to Plaintiffs’ Counsel’s joint and several obligations to make refunds or repayment to Adolor (or any successor entity) if any specified condition to the Settlement is not satisfied or, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, any dismissal order is reversed or the fee or costs award is reduced or reversed.  Notwithstanding any other provision of this MOU or Settlement, Plaintiffs and Plaintiffs’ Counsel reserve their right to make an application in the Delaware Court for an award of attorneys’ fees and expenses in the event the Supplemental Disclosures are disseminated but the Proposed Transaction fails to close.  Defendants reserve their right to oppose any such application.

12.       Approval.  The Settlement Agreement is subject to the approval of the Delaware Court, including the Fee Application referred to in foregoing paragraph; provided, however, that the Delaware Court’s approval of the Settlement is not contingent on its approval of the Fee Application.  The Parties will attempt in good faith and use their best efforts to negotiate and mutually agree promptly upon the content and form of all documentation as may be required to obtain Final Approval of the Settlement and dismissal of the Consolidated Delaware Action.

13.       Binding Effect.  The Parties agree to use their best efforts to achieve: (a) the drafting and execution of a definitive Settlement Agreement by the Parties; (b) Final Approval of the Settlement by the Delaware Court; (c) dismissal with prejudice of the Consolidated Delaware Action as to all members of the Class (including Lead Plaintiffs); (d) dismissal with prejudice of the Pennsylvania State Court Actions and the Cassell Action; and (e) the consummation of the Proposed Transaction.  This MOU shall be rendered null and void and of no force and effect in the event that Final Approval of the Settlement fails to occur, the dismissal of the Pennsylvania State Court Actions or the Cassell Action fails to occur, Plaintiffs’ Counsel do not satisfactorily complete Confirmatory Discovery, or the Proposed Transaction is not consummated for any reason.  Additionally, all Defendants may, but are not obligated to, render this MOU null and void in the event that any Released Claims are prosecuted against any of the Released Parties and (subject to a motion by such defendant Released Party(ies)) such claims are not dismissed with prejudice or stayed in contemplation of dismissal of the Actions.  In any event of nullification of this MOU, the Parties shall be deemed to be in the position they were in prior to the execution of this MOU and the statements made herein and in connection with the negotiation of the MOU or the Settlement shall not be deemed to prejudice in any way the positions of the Parties with respect to the Actions, or to constitute an admission of fact of wrongdoing by any Party, and neither the existence of this MOU nor its contents nor any statements made in connection with the negotiation of this MOU or any settlement communications shall be admissible in evidence or shall be referred to for any purpose in the Actions, or in any other litigation or judicial proceeding, except in connection with any proceeding to enforce the terms of this MOU or in connection with an application by Plaintiffs’ Counsel for an award of attorneys’ fees and expenses.

14.       Return of Documents.  Plaintiffs’ Counsel agree that within ten (10) days of receipt of a written request by any producing party following Final Approval of the Settlement, they will return to the producing party all discovery material obtained from the producing party, including the Initial Discovery and all documents produced by and/or deposition testimony given by, any of Defendants (including, without limitation, their employees, affiliates, agents, representatives, attorneys, and third party advisors) and any materials containing or reflecting discovery material (herein “Discovery Material”), or certify in writing that such Discovery Material has been destroyed;  provided, however, that Plaintiffs’ Counsel shall be entitled to retain all filings, court papers, and attorney work product containing or reflecting Discovery Material, subject to the requirement that Plaintiffs’ Counsel shall not disclose any Discovery Material contained or referenced in such materials to any person except pursuant to court order or agreement with Defendants.  The Parties agree to submit to the Delaware Court any dispute concerning the return or destruction of Discovery Material.

15.       No Admission.  The fact of and provisions contained in this MOU, and all negotiations, discussions, actions and proceedings in connection with this MOU shall not be deemed or constitute a presumption, concession or an admission by any Party, any signatory hereto or any Released Party of any fault, liability or wrongdoing or lack of any fault, liability or wrongdoing, as to any facts or claims alleged or asserted in the Actions or any other actions or proceedings, and shall not be interpreted, construed, deemed, involved, invoked, offered or received in evidence or otherwise used by any person in the Actions or any other action or proceeding, whether civil, criminal or administrative, except in connection with any proceeding to enforce the terms of this MOU or in connection with an application by Plaintiffs’ Counsel for an award of attorneys’ fees and expenses.  The fact of and provisions contained in this MOU, and all negotiations, discussions, actions and proceedings leading up to the execution of this MOU, are confidential and intended for settlement discussions only.  If the Settlement does not receive Final Approval, the Parties shall revert to their respective litigation positions as if this MOU never existed.

16.       Choice of Law and Forum Selection.  This MOU, and the Settlement Agreement and Settlement contemplated by it, and any dispute arising out of or relating in any way to this MOU, the Settlement Agreement or the Settlement, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to conflict of laws principles. Each of the Parties (a) irrevocably submits to the personal jurisdiction of any state or federal court sitting in Wilmington, Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this MOU, the Settlement and/or the Settlement Agreement, (b) agrees that all claims in respect of such suit, action or proceeding shall be brought, heard and determined exclusively in the Delaware Court of Chancery (provided that, in the event that subject matter jurisdiction is unavailable in that court, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in Wilmington, Delaware), (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (d) agrees not to bring any action or proceeding arising out of or relating to this MOU, the Settlement and/or the Settlement Agreement in any other court, and (e) expressly waives, and agrees not to plead or to make any claim that any such action or proceeding is subject (in whole or in part) to a jury trial.  Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding brought in accordance with this paragraph.  Each of the Parties further agrees to waive any bond, surety or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof.  Each of the Parties further consents and agrees that process in any suit, action or proceeding may be served on such Party by certified mail, return receipt requested, addressed to such Party or such Party’s registered agent in the state of its incorporation or organization, or in any other manner provided by law, and in the case of Plaintiffs by giving such written notice to Rigrodsky & Long, P.A., Attention Brian D. Long, 919 N. Market Street, Suite 980, Wilmington, Delaware 19801.

17.       Execution by Counterparts.  The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement.  The signatures of all of the Parties need not appear on the same counterpart, and delivery of an executed counterpart signature page by facsimile or electronic mail is as effective as executing and delivering this Agreement in the presence of all other Parties.

18.       Severability.  Should any part of this MOU be rendered or declared invalid by a court of competent jurisdiction, such invalidation of such part or portion of this MOU should not invalidate the remaining portions thereof, and they shall remain in full force and effect.

19.       Miscellaneous. This MOU constitutes the entire agreement among the Parties with respect to the subject matter hereof, supersedes all written or oral communications, agreements or understandings that may have existed prior to the execution of this MOU, and may be waived, modified or amended only by a writing signed by the signatories hereto.  This MOU shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns; provided, that no party shall assign or delegate its rights or responsibilities under this MOU without the prior written consent of the other Parties.  The Released Parties who are not signatories hereto shall be third party beneficiaries under this MOU entitled to enforce this MOU in accordance with its terms.

[Signatures Appear On The Following Pages]

/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
RIGRODSKY & LONG, P.A.
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Chair of Plaintiffs’ Executive Committee in the Delaware Action

Stuart A. Davidson	/s/ Henry J. Young
Cullin A. O’Brien	Patricia C. Weiser, Esquire (Pa. #78295)
ROBBINS GELLER	Henry J. Young, Esquire (Pa. # 204669)
RUDMAN & DOWD LLP	THE WEISER LAW FIRM, P.C.
120 E. Palmetto Park Road, Suite 500	121 N. Wayne Ave
Boca Raton, FL 33432	Wayne, Pennsylvania 19087
(561) 750-3000	(610) 225-2677
Attorneys for Plaintiff Stanley L. Moskal
Randall Baron
A. Rick Atwood, Jr.
David Wissbroecker
ROBBINS GELLER
RUDMAN & DOWD LLP
655 West Broadway, Suite 1900
San Diego, CA 92101
(619) 231-1058

Law Office Of Alfred G. Yates Jr.
Alfred G. Yates Jr.
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, PA 15219
(412) 391-5164

/s/ Evan J. Smith
Evan J. Smith, Esquire
Brodsky & Smith, LLC
Two Bala Plaza, Suite 603
Bala Cynwyd, Pennsylvania 19004
(610) 667-6200
Attorneys for Plaintiff William Cassel

Marc M. Umeda	/s/ Henry J. Young
Stephen J. Oddo	Patricia C. Weiser, Esquire (Pa. #78295)
Arshan Amiri	Henry J. Young, Esquire (Pa. # 204669)
Justin D. Rieger	THE WEISER LAW FIRM, P.C.
ROBBINS UMEDA LLP	121 N. Wayne Ave
600 B. Street, Suite 1900	Wayne, Pennsylvania 19087
San Diego, CA 92101	(610) 225-2677
(619) 525-3990	Attorneys for Plaintiff Larry MacIntyre

Willie Briscoe
THE BRISCOE LAW FIRM, PLLC
8117 Preston Road, Suite 300
Dallas, TX 75225
(214) 706-9314

Patrick Powers
POWERS TAYLOR LLP
Campbell Centre II
8150 N. Central Expressway,
Suite 1575
Dallas, TX 75206
(214) 239-8900

/s/ David C. McBride
Of Counsel:	David C. McBride (#408)
Rolin P. Bissell (#4478)
Joseph A. Tate, Esq.	YOUNG CONAWAY STARGATT & TAYLOR, LLP
Michael L. Kichline	The Brandywine Building
Circa Centre	1000 West Street, 17th Floor
2929 Arch Street	P.O. Box 391
Philadelphia, Pennsylvania 19104	Wilmington, Delaware 19899
(215) 994-4000	(302) 571-6600
Attorneys for Adolor Corporation, Michael
R. Dougherty, David Madden, Armando
Anido, Georges Gemayel, Paul Goddard,
George V. Hager, Jr., Guido Magni, Claude
Nash and Donald Nickelson

/s/ A. Thompson Bayliss
Of Counsel:	A. Thompson Bayliss (#4379)
ABRAMS & BAYLISS LLP
Christopher G. Green, Esq.	20 Montchanin Road, Suite 200
Martin J. Crisp, Esq.	Wilmington, Delaware 19807
Nick W. Rose, ESQ.	(302) 778-1000
ROPES & GRAY LLP Prudential Tower	Attorneys for Cubist Pharmaceuticals, Inc. and FRD Acquisition Corporation
800 Boylston Street
Boston, Massachusetts 02199-3600
(617) 951-7878

Dated: November 28, 2011

EXHIBIT A Item 4(b) of the Schedule 14D-9 is hereby amended by adding the following to the end of the eighth full paragraph on page 12: “Thereafter, Mr. Dougherty informed David M. Madden, chairman of the Company Board, of this call.” Item 4(b) of the Schedule 14D-9 is hereby amended by inserting the following after the eleventh full paragraph on page 12: “Over the next few days, Mr. Dougherty informed each of the members of the Company Board of the discussions to date with Parent.” Item 4(b) of the Schedule 14D-9 is hereby amended by inserting the following before the first full paragraph on page 13: “Between August 19 and August 23, Mr. Madden, Mr. Dougherty and other members of the Company’s management interviewed eight potential financial advisors to the Company for the purpose of assisting the Company in its review of various strategic and financial alternatives.” Item 4(b) of the Schedule 14D-9 is hereby amended by inserting the following before the final sentence of the first full paragraph on page 13: “Mr. Dougherty expressed his view that, based on ENTEREG’s projected revenues, the market was not properly valuing ENTEREG. Mr. Dougherty also expressed his view that the Company’s stock price was undervalued because of its limited cash on hand, the Company’s need to finance ADL5945’s multi-year Phase 3 clinical studies, and the potential dilutive effects of any required financings.” Item 4(b) of the Schedule 14D-9 is hereby amended by replacing the second full paragraph on page 13 in its entirety with the following: “Two days following this dinner, on August 24, the Company Board held a special meeting. The Company Board was briefed on Mr. Dougherty's recent discussions with Parent. The Company Board discussed the plan to seek an indication of interest from Parent. The Company Board also discussed the background and qualifications of each of the eight financial advisors recently interviewed by representatives of the Company. Following such discussions, the Company Board approved the appointment of Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus") to serve as financial advisor to the Company, after due consideration of Stifel Nicolaus’s leading position as an advisor to companies in the pharmaceutical industry, its resources and experience in advising corporations similar to the Company with respect to strategic and financial transactions, its knowledge of the Company, and its recent involvement in transactions in the pharmaceutical industry.” Item 4(b) of the Schedule 14D-9 is hereby amended by replacing the fifth full paragraph on page 13 in its entirety with the following: “On August 31, Mr. Bonney called Mr. Dougherty to discuss the Company's strategy. Mr. Bonney expressed concern that the Company was engaging in discussions with other potential acquirers and collaborators. In order to accommodate Mr. Bonney’s concerns that due diligence was not being completed in a prompt and efficient manner, Mr. Dougherty agreed to accelerate two due diligence calls between Parent and the Company. Those two calls were held the following day.” Item 4(b) of the Schedule 14D-9 is hereby amended by replacing the seventh full paragraph on page 13 in its entirety with the following: “The Company Board held a special meeting on September 8 to discuss the letter received from Parent. Representatives of Dechert LLP ("Dechert"), legal counsel to the Company, provided the Company Board with an overview of its fiduciary duties in the context of a proposed acquisition of the Company. The Company Board discussed the letter from Parent, whether Mr. Dougherty should make a counterproposal, and, if so, the potential terms of such counterproposal. Following such discussions, the Company Board authorized the Company's management to conduct discussions with Parent in an effort to improve the terms of Parent's offer. The Company Board discussed at length the terms of Parent's proposal, in particular the CPR. The Company Board authorized management to intensify its ongoing outreach efforts and authorized Stifel Nicolaus to participate in discussions with other potential acquirers and strategic partners.” Item 4(b) of the Schedule 14D-9 is hereby amended by inserting the following before the final sentence of the eighth full paragraph on page 13: “These 10 companies were selected because they met at least one of the following criteria: (i) a therapeutic focus on gastrointestinal and/or pain indications or a potential or stated interest in either or both of those areas, (ii) a focus on acquiring products that are currently marketed or in late stages of clinical development, (iii) an existing or stated interest in products that are sold in a hospital setting, (iv) a previously expressed interest in ENTEREG or ADL5945, and (v) the ability to finance an acceptable strategic transaction with the Company.” Item 4(b) of the Schedule 14D-9 is hereby amended by replacing the ninth full paragraph on page 13 in its entirety with the following: “On September 9, Mr. Dougherty and Mr. Bonney spoke by phone and arranged a meeting in Lexington, Massachusetts with Mr. Bonney to discuss the terms of Parent's offer. Mr. Dougherty indicated that the Company was seeking up-front cash consideration of $5.50 per share in addition to the CPR. This proposal was based on the discussions held by the Company Board on September 8. Mr. Bonney indicated that Parent was not willing to offer that amount.” Item 4(b) of the Schedule 14D-9 is hereby amended by replacing the third full paragraph on page 14 in its entirety with the following: “The Company Board held a special meeting on September 16 during which it received an update on the negotiations with Parent, the terms of the most recent letter from Parent and the outreach efforts being conducted by Stifel Nicolaus and Company management. Stifel Nicolaus presented materials concerning valuation of the Company and comparable transactions in the pharmaceutical industry. Stifel Nicolaus also discussed the use of CPRs as a form of consideration in transactions in the pharmaceutical industry. The Company Board, with management and in executive session without management, discussed the merits of the proposal from Parent. The Company Board also considered the prospects of the Company on a stand-alone basis. At the conclusion of the executive session, at the suggestion of a director, the Company Board authorized the formation of a committee (the "Committee") to communicate with and advise management on the negotiations with Parent, as needed. As the purpose of the Committee was to communicate with and advise management, and because the Company Board desired to retain the authority to take any action related to a transaction with Parent, the Committee was not delegated the authority to act on behalf of the Company Board. Armando Anido and George V. Hager, Jr. volunteered to serve as members of the Committee, which was supported by other members of the Company Board. Following discussions, it also was decided that Mr. Madden, as chairman of the Company Board, should serve as a member of the Committee.” Item 4(b) of the Schedule 14D-9 is hereby amended by inserting the following before the final sentence of the sixth full paragraph on page 15: “Under Parent's revised terms, the Company's stockholders would receive a $4.25 per share up-front cash payment, the right to receive a $1.25 per share cash payment if ADL5945 received final FDA approval by January 1, 2017 (to be increased to $3.00 if such approval met certain product labeling criteria), and the right to receive a $0.50 per share cash payment if ADL5945 received final EMA approval by January 1, 2017 (to be increased to $1.50 if such approval met certain product labeling criteria). If the certain product labeling criteria were not met, the holders of the CPRs could earn back the additional payments if certain sales milestones were met by January 1, 2022.” Item 4(b) of the Schedule 14D-9 is hereby amended by adding the following to the end of the eighth full paragraph on page 15:

"Under the Company's counterproposal, the Company's stockholders would receive a $4.25 per share up-front cash payment, the right to receive a $1.25 per share cash payment if ADL5945 received final FDA approval by July 1, 2020 (to be increased to $3.00 if such approval met certain product labeling criteria), and the right to receive a $0.50 per share cash payment if ADL5945 received final EMA approval by July 1, 2020 (to be increased to $1.50 if such approval met certain product labeling criteria). If the certain product labeling criteria were not met, the holders of the CPRs could earn back the additional payments if certain sales milestones were met by July 1, 2025. The Company also sought to include provisions in the exclusivity letter that would allow the Company to terminate the exclusivity period if Parent adversely modified the proposed consideration or if the Company Board determined that a failure to terminate would be inconsistent with its duties under applicable law."

Item 4(d) of the Schedule 14D-9 is hereby amended by inserting the following after the second full paragraph on page 24:

"The following table sets forth, for the periods indicated, the high, mean, median, and low enterprise values as a multiple of revenue for the selected publicly traded, mid- and small-cap specialty pharmaceutical companies identified above."

	Enterprise Value as a Multiple of Revenue	
	2011	**2012**
High	4.94x	8.16x
Mean	2.15x	2.78x
Median	1.73x	2.16x
Low	0.74x	0.74x

Item 4(d) of the Schedule 14D-9 is hereby amended by replacing the fourth paragraph on page 24 in its entirety with the following:

"Stifel Nicolaus also reviewed the range of price to earnings ("*P/E*") ratios of the selected publicly traded, mature, specialty pharmaceutical companies, calculated using the closing stock prices on October 21, 2011, as a multiple of calendar year 2011 and 2012 estimated earnings per share, as provided by FactSet estimates.

The following table sets forth, for the periods indicated, the high, mean, median, and low share price to earnings ratios for the selected publicly traded, mature specialty pharmaceutical companies identified above.

	Share Price / Earnings per Share	
	2011	**2012**
High	43.5x	21.5x
Mean	15.5x	12.6x
Median	11.7x	13.6x
Low	4.4x	4.1x

The implied P/E ratio ranges were utilized to calculate Adolor's equity values implied by Adolor's 2017 and 2018 estimated net income in both the Competitive Label Case and Non-Competitive Label Case, as provided by Adolor management, and were discounted to present value at a 20% discount rate to arrive at an implied equity value per share."

Item 4(d) of the Schedule 14D-9 is hereby amended by inserting the following before the first full paragraph on page 26:

"The following table sets forth, for the periods indicated, the high, mean, median, and low enterprise values as a multiple of revenue for the selected life sciences business combinations identified above."

	Enterprise Value as a Multiple of Revenue	
	Transaction Year	**Transaction Year + 1**
High	8.82x	7.63x
Mean	4.39x	4.09x

Median 4.19x 3.69x Low 2.15x 2.02x Item 4(d) of the Schedule 14D-9 is hereby amended by adding the following to the end of the fourth full paragraph on page 27: “The mid-point of the probability of success range was selected based on Myers, S.C., Howe, S.D., "A Life Cycle Financial Model of Pharmaceutical R&D, Program on the Pharmaceutical Industry", Massachusetts Institute of Technology, which indicates that the probability of success is 85% in Phase 3 clinical trials and that the probability of FDA approval after filing a new drug application is 75%.” Item 4(e) of the Schedule 14D-9 is hereby amended by replacing the final sentence of the first full paragraph on page 29 in its entirety with the following: “The Company's management also assumed that the FDA would approve a new drug application for ADL5945 in 2015 and that the Company would need to raise at least $60 million in additional capital, when needed, in order to fund operations.” Item 4(e) of the Schedule 14D-9 is hereby amended by adding the following to the end of such section (e) on page 30: “The projections set forth above were prepared by the Company’s management in connection with the analysis of the Offer and the Merger and were not prepared with a view toward compliance with generally accepted accounting principles in the United States (“GAAP”). Unlevered free cash flow and operating income were not prepared in accordance with GAAP and should not be considered as a substitute for GAAP operating income or any other performance measure derived in accordance with GAAP. Additionally, these financial measures may not be comparable to other similarly titled measures of other companies. The Company believes that GAAP operating income is the most directly comparable GAAP measure to these non-GAAP measures. Set forth below are reconciliations of these non-GAAP measures to GAAP operating income for the periods covered by the projections set forth above. These reconciliations were not provided to or relied on by the Company Board or Stifel Nicolaus as part of their analysis of the Offer and the Merger. These reconciliations are included in this document pursuant to SEC rules. Totals may not add due to rounding.”

Reconciliation - Competitive Label Case 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E GAAP Operating Income ($) (5) (32) (19) (19) (15) (11) 56 134 185 273 277 285 288 298 293 299 249 181 104 19 Amortization of Up-Front License Fees ($) (25) 9 (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) Stock-Based Compensation Expense ($) 2 2 2 2 4 7 7 7 7 7 7 7 7 7 7 5 4 3 2 2 Amortization of Intangibles ($) 1 2 2 2 2 2 2 2 2 2 - - - - - - - - - - Depreciation and Amortization Expense ($) 0 0 0 0 1 1 1 1 1 1 1 1 1 1 1 1 0 0 0 0 Operating Income ($) (26) (17) (15) (15) (8) (2) 66 143 195 282 284 292 296 306 301 304 253 184 106 21 Payments to Glaxo Group Limited ($) - 3 4 4 4 5 5 - - - - - - - - - - - - - Taxes ($)* - - - - - (1) (28) (57) (78) (113) (114) (117) (119) (123) (121) (122) (101) (74) (42) (8) Net Operating Loss Carry Forward Usage ($) - - - - - 1 28 57 78 41 - - - - - - - - - -

Change in Working Capital ($) 0 (1) 0 0 (4) (4) (4) (4) (4) (4) 0 0 0 (1) (1) 5 5 5 5 5 Unlevered Free Cash Flow ($) (7)** (15) (12) (12) (9) (1) 67 139 192 206 171 175 177 183 180 187 157 115 69 17 All dollar values in millions. *Assumes a 40% tax rate. **Fourth Quarter 2011E only.

Reconciliation - Non-Competitive Label Case 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E GAAP Operating Income ($) (5) (32) (19) (19) (21) (24) 11 53 87 125 106 109 110 115 120 124 106 76 40 (2) Amortization of Up-Front License Fees ($) (25) 9 (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) Stock-Based Compensation Expense ($) 2 2 2 2 4 6 6 6 6 6 6 6 6 6 6 5 4 3 2 2 Amortization of Intangibles ($) 1 2 2 2 2 2 2 2 2 2 - - - - - - - - - - Depreciation and Amortization Expense ($) 0 0 0 0 1 1 1 1 1 1 1 1 1 1 1 1 0 0 0 0 Operating Income ($) (26) (17) (15) (15) (15) (16) 19 61 95 132 112 115 116 121 126 129 110 79 42 - Payments to Glaxo Group Limited ($) - 3 4 4 4 5 5 - - - - - - - - - - - - - Taxes ($)* - - - - - - (10) (24) (38) (53) (45) (46) (46) (48) (50) (51) (44) (32) (17) - Net Operating Loss Carry Forward Usage ($) - - - - - - 10 24 38 53 45 43 - - - - - - - -

Change in Working Capital ($) 0 (1) 0 0 (2) (2) (2) (2) (2) (2) 1 0 0 0 0 3 3 3 3 3 Unlevered Free Cash Flow ($) (7)** (15) (12) (12) (14) (13) 22 59 93 130 114 112 69 72 75 80 68 50 28 2 All dollar values in millions. *Assumes a 40% tax rate. ** Fourth Quarter 2011E only.

Item 5. Person/Assets, Retained, Employed, Compensated or Used. Item 5 of the Schedule 14D-9 is hereby amended by replacing the first full paragraph of Item 5 in its entirety with the following: “Pursuant to an engagement letter dated October 5, 2011, Stifel Nicolaus was engaged by the Company to act as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee equal to approximately $3,527,000, $625,000 of which was payable upon delivery of the Opinion and the remainder of which is payable contingent upon consummation of the Offer and Merger. Stifel Nicolaus will also receive an additional fee equal to 1.5% of any payments made to holders of the CPRs. Such fee is payable at the time any payments are made with respect to the CPRs. Assuming each holder of a CPR is paid $4.50, the maximum amount payable with respect to each CPR, Stifel Nicolaus' additional fee will be equal to approximately $3,377,000. Stifel Nicolaus also will be reimbursed for all out-of-pocket expenses incurred. The Company has agreed to indemnify Stifel Nicolaus against liabilities arising out of or in connection with the services rendered and to be rendered by Stifel Nicolaus under such engagement. Stifel Nicolaus has not, in the past two years, provided financial advisory or financing services to the Company or affiliates of the Company, nor is it engaged to do so in the future. Nonetheless, Stifel Nicolaus may in the future provide financial advisory and financing services to the Company and affiliates of the Company, and may receive fees for the rendering of such services.”